Exhibit 99.1

Analytics Drive NICE Second Quarter 2016 Growth

Company Raises Full-Year 2016 Non-GAAP EPS Guidance

Paramus, New Jersey, July 28, 2016 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 6% year-over-year	Revenue growth of 9% year-over-year
Gross margin of 63.9% compared to 65.8% last year	Gross margin of 70.4% compared to 69.2% last year
Operating profit of $24 million, down 25% year-over-year	Operating profit of $57 million, up 18% year-over-year
Operating margin of 10.3% compared to 14.5% last year	Operating margin of 24.0% compared to 22.3% last year
Diluted EPS of $0.42, same as last year	Diluted EPS of $0.79 versus $0.64 last year, 23% growth

“We are pleased to report another strong performance for the second quarter of 2016,” said Barak Eilam, CEO. “We reported non-GAAP revenues of $235 million, which represented an increase of 9% compared to the second quarter of last year. Excluding the impact of currency exchange rates, non-GAAP revenue growth was double digit at 10% percent. Revenue growth combined with operational excellence led to another quarter of significant growth in non-GAAP earnings per share. Non-GAAP earnings per share for the second quarter of 2016 increased 23% compared to the same period last year.”

Mr. Eilam continued, “We witnessed a significant acceleration in both analytics and the cloud. Our analytics solutions continue to be the driver of overall growth as an increasing number of our customers, both existing and new, are rapidly applying our analytics to a greater amount of use cases. In addition since the announcement of the acquisition of inContact, the cloud contact center market leader, we have received very positive feedback from customers and partners. We are seeing acceleration in the number of customer service organizations moving toward the cloud and the combined NICE and inContact is well positioned to take the lead on this market shift.”

Dividend Declaration

The Company declared a cash dividend for the second quarter of 2016 of $0.16 per share. The record date will be August 15th, 2016 and the payment date will be August 31st, 2016. Tax will be withheld at a rate of 15%.

GAAP Financial Highlights for the Second Quarter Ended June 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Second quarter 2016 total revenues increased 6.0% to $228.5 million compared to $215.7 million for the second quarter of 2015.

Gross Profit: Second quarter 2016 gross profit and gross margin were $146.1 million and 63.9%, respectively, compared to $141.8 million and 65.8%, respectively, for the second quarter of 2015.

Operating Income: Second quarter 2016 operating income and operating margin were $23.5 million and 10.3%, respectively, compared to $31.4 million and 14.5%, respectively, for the second quarter of 2015.

Net Income from Continuing Operations: Second quarter 2016 net income and net margin were $25.4 million and 11.1%, respectively, compared to $25.7 million and 11.9%, respectively, for the second quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the second quarter of 2016 was $0.42, same as in the second quarter of 2015.

Operating Cash Flow and Cash Balance: Second quarter 2016 operating cash flow was $30.3 million. In the second quarter, $9.4 million was used for share repurchases and $9.5 million for dividends. As of June 30, 2016, total cash and cash equivalents, short term investments and marketable securities were $775.6 million, with no debt.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Second quarter 2016 non-GAAP total revenues were $235.4 million, up 9.1% from $215.7 million for the second quarter of 2015.

Gross Profit: Second quarter 2016 non-GAAP gross profit and non-GAAP gross margin increased to $165.8 million and 70.4%, respectively, from $149.3 million and 69.2%, respectively, for the second quarter of 2015.

Operating Income: Second quarter 2016 non-GAAP operating income and non-GAAP operating margin increased to $56.6 million and 24.0%, respectively, from $48.1 million and 22.3%, respectively, for the second quarter of 2015.

Net Income from Continuing Operations: Second quarter 2016 non-GAAP net income and non-GAAP net margin increased to $47.9 million and 20.4%, respectively, from $39.5 million and 18.3%, respectively, for the second quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Second quarter 2016 non-GAAP fully diluted earnings per share increased 23.4% to $0.79, compared to $0.64 for the second quarter of 2015.

Third Quarter and Full Year 2016 Guidance:

Third Quarter 2016: Third quarter 2016 non-GAAP total revenues are expected to be in a range of $234 million to $244 million. Third quarter 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $0.78 to $0.84.

Full Year 2016: Full year 2016 non-GAAP total revenues were reiterated to be in a range of $995 million to $1,015 million. The Company increased its full year 2016 non-GAAP fully diluted earnings per share to be in a range of $3.48 to $3.58.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, July 28th, 2016 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 431 812 26. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 111 439 27.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, settlement, and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$61,544	$66,637	$126,660	$139,555
Services	166,984	149,023	327,835	292,669
Total revenue	228,528	215,660	454,495	432,224

Cost of revenue:
Product	14,237	15,096	27,971	31,511
Services	68,201	58,734	128,936	115,450
Total cost of revenue	82,438	73,830	156,907	146,961

Gross profit	146,090	141,830	297,588	285,263

Operating Expenses:
Research and development, net	34,519	30,413	67,040	60,558
Selling and marketing	58,705	54,883	114,488	110,297
General and administrative	24,579	21,746	47,771	42,956
Amortization of acquired intangible assets	4,750	3,423	7,257	6,877
Total operating expenses	122,553	110,465	236,556	220,688

Operating income	23,537	31,365	61,032	64,575

Finance and other income, net	2,933	673	6,697	2,610

Income from continuing operations before tax	26,470	32,038	67,729	67,185
Taxes on income (tax benefit)	1,090	6,379	7,093	12,944
Net income from continuing operations	25,380	25,659	60,636	54,241

Discontinued operations
Gain on disposal and income (loss) from operations of discontinued operations	-	4,590	(116)	5,508
Taxes on income	-	992	-	1,255
Net income (loss) from discontinued operations	-	3,598	(116)	4,253

Net income	$25,380	$29,257	$60,520	$58,494

Basic earnings per share from continuing operations	$0.43	$0.43	$1.02	$0.91
Basic earnings (loss) per share from discontinued operations	$-	$0.06	$(0.00)	$0.07
Basic earnings per share	$0.43	$0.49	$1.02	$0.98

Diluted earnings per share from continuing operations	$0.42	$0.42	$1.00	$0.88
Diluted earnings (loss) per share from discontinued operations	$-	$0.06	$(0.00)	$0.07
Diluted earnings per share	$0.42	$0.48	$1.00	$0.95

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	59,490	59,510	59,461	59,441
Diluted earnings (loss) per share	60,817	61,408	60,834	61,306

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2016	2015	2016	2015
GAAP revenues	$228,528	$215,660	$454,495	$432,224
Valuation adjustment on acquired deferred product revenue	1,291	-	1,375	-
Valuation adjustment on acquired deferred service revenue	5,593	54	5,650	177
Non-GAAP revenues	$235,412	$215,714	$461,520	$432,401

GAAP cost of revenue	$82,438	$73,830	$156,907	$146,961
Amortization of acquired intangible assets on cost of product	(7,590)	(6,839)	(13,882)	(13,663)
Amortization of acquired intangible assets on cost of services	(3,472)	-	(3,472)	-
Cost of product revenue adjustment (1)	(69)	(138)	(190)	(271)
Cost of services revenue adjustment (1,2)	(1,727)	(450)	(3,331)	(1,249)
Non-GAAP cost of revenue	$69,580	$66,403	$136,032	$131,778

GAAP gross profit	$146,090	$141,830	$297,588	$285,263
Gross profit adjustments	19,742	7,481	27,900	15,360
Non-GAAP gross profit	$165,832	$149,311	$325,488	$300,623

GAAP operating expenses	$122,553	$110,465	$236,556	$220,688
Research and development (1,2,3)	(1,097)	(319)	(3,078)	(816)
Sales and marketing (1,2,3)	(3,724)	(2,379)	(7,070)	(5,004)
General and administrative (1,2,3)	(3,743)	(2,745)	(8,093)	(5,567)
Amortization of acquired intangible assets	(4,750)	(3,423)	(7,257)	(6,877)
Settlement and related expenses	-	(390)	-	(390)
Non-GAAP operating expenses	$109,239	$101,209	$211,058	$202,034

GAAP taxes on income	$1,090	$6,379	$7,093	$12,944
Tax adjustments re non-GAAP adjustments	10,516	2,888	16,525	6,408
Non-GAAP taxes on income	$11,606	$9,267	$23,618	$19,352

GAAP net income (loss) from continuing operations	$25,380	$25,659	$60,636	$54,241
Valuation adjustment on acquired deferred revenue	6,884	54	7,025	177
Amortization of acquired intangible assets	15,812	10,262	24,611	20,540
Share-based compensation (1)	9,896	6,031	16,256	12,907
Re-organization expenses (2)	464	-	1,770	-
Acquisition related expenses (3)	-	-	3,736	-
Settlement and related expenses	-	390	-	390
Tax adjustments re non-GAAP adjustments	(10,516)	(2,888)	(16,525)	(6,408)
Non-GAAP net income (loss) from continuing operations	$47,920	$39,508	$97,509	$81,847

GAAP diluted earnings (loss) per share from continuing operations	$0.42	$0.42	$1.00	$0.88

Non-GAAP diluted earnings per share from continuing operations	$0.79	$0.64	$1.60	$1.34

Shares used in computing GAAP diluted earnings (loss) per share	60,817	61,408	60,834	61,306

Shares used in computing Non-GAAP diluted earnings per share	60,817	61,408	60,834	61,306

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2016	2015	2016	2015
	Cost of product revenue	$(69)	$(138)	$(190)	$(271)
	Cost of service revenue	(1,680)	(450)	(3,086)	(1,249)
	Research and development	(1,302)	(319)	(2,158)	(816)
	Sales and marketing	(3,574)	(2,379)	(6,433)	(5,004)
	General and administrative	(3,271)	(2,745)	(4,389)	(5,567)
		$(9,896)	$(6,031)	$(16,256)	$(12,907)

(2)	Re-organization expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2016	2015	2016	2015
	Cost of service revenue	$(47)	$-	$(245)	$-
	Research and development	205	-	(896)	-
	Sales and marketing	(150)	-	(150)	-
	General and administrative	(472)	-	(479)	-
		$(464)	$-	$(1,770)	$-

(3)	Acquisition related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2016	2015	2016	2015
	Research and development	$-	$-	$(24)	$-
	Sales and marketing	-	-	(487)	-
	General and administrative	-	-	(3,225)	-
		$-	$-	$(3,736)	$-

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$301,007	$325,931
Short-term investments	88,521	99,195
Trade receivables	136,813	177,323
Prepaid expenses and other current assets	58,876	43,561
Current assets of discontinued operations	2,073	9,142

Total current assets	587,290	655,152

LONG-TERM ASSETS:
Long-term investments	386,115	403,249
Other long-term assets	16,843	17,175
Property and equipment, net	44,515	39,213
Deferred tax assets	16,490	14,130
Other intangible assets, net	119,295	69,582
Goodwill	734,074	651,112
Long-term assets of discontinued operations	-	-

Total long-term assets	1,317,332	1,194,461

TOTAL ASSETS	$1,904,622	$1,849,613

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,337	$11,719
Deferred revenues and advances from customers	191,535	151,345
Accrued expenses and other liabilities	200,824	223,255
Current liabilities of discontinued operations	6,444	12,744

Total current liabilities	418,140	399,063

LONG-TERM LIABILITIES:
Deferred tax liabilities	14,889	15,040
Other long-term liabilities	18,118	17,952
Long-term liabilities of discontinued operations	2,409	2,409

Total long-term liabilities	35,416	35,401

SHAREHOLDERS' EQUITY	1,451,066	1,415,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,904,622	$1,849,613

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$25,380	$29,257	$60,520	$58,494
Less loss (income) for the period from discontinued operation
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	20,484	15,255	33,400	30,331
Stock based compensation	9,826	6,063	16,257	13,275
Excess tax benefit from share-based payment arrangements	533	(1,376)	(1,148)	(2,014)
Amortization of premium and discount and accrued interest on marketable securities	672	567	1,641	1,213
Deferred taxes, net	(9,111)	(2,888)	(12,697)	(6,408)
Changes in operating assets and liabilities:
Trade Receivables	14,801	(17,872)	54,369	18,448
Prepaid expenses and other current assets	(8,268)	978	4,768	(2,477)
Trade payables	4,428	6,651	5,289	7,791
Accrued expenses and other current liabilities	(21,724)	14,239	(48,438)	(12,608)
Deferred revenue	(5,833)	3,580	29,855	52,506
Other	(935)	2,562	(744)	2,599

Net cash provided by operating activities	30,253	57,016	143,072	161,150

Investing Activities

Purchase of property and equipment	(4,084)	(4,741)	(11,143)	(7,960)
Purchase of Investments	(19,269)	(38,164)	(47,221)	(124,147)
Proceeds from Investments	41,360	11,560	80,478	42,542
Capitalization of software development costs	(1,697)	(212)	(2,758)	(212)
Payments for business acquisitions, net of cash acquired	(872)	(1,500)	(151,325)	(1,500)
Net cash provided by (used in) investing activities	15,438	(33,057)	(131,969)	(91,277)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	5,655	8,118	13,169	17,133
Purchase of treasury shares	(9,420)	(12,096)	(32,093)	(18,384)
Dividends paid	(9,519)	(9,528)	(19,036)	(19,114)
Excess tax benefit from share-based payment arrangements	(533)	1,376	1,148	2,014
Earnout payments related to acquisitions	-	-	-	(262)

Net cash used in financing activities	(13,817)	(12,130)	(36,812)	(18,613)

Effect of exchange rates on cash and cash equivalents	(580)	1,972	785	(2,465)

Net change in cash and cash equivalents	31,294	13,801	(24,924)	48,795
Cash and cash equivalents, beginning of period	269,713	222,491	325,931	187,497

Cash and cash equivalents, end of period	$301,007	$236,292	$301,007	$236,292